[Letterhead of Ropes & Gray LLP]

September 27, 2006

DWS Variable Series I

Two International Place

Boston, Massachusetts 02110

Ladies and Gentlemen:

We have acted as counsel to DWS Variable Series I (the “Trust”) in connection with the Registration Statement of the Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”), relating to the issuance of shares (the “Shares”) in connection with the following reorganizations: (i) DWS Legg Mason Aggressive Growth VIP, DWS Oak Strategic Equity VIP, and DWS Janus Growth Opportunities VIP, each a series of DWS Variable Series II (“Variable Series II”), into DWS Capital Growth VIP, a series of the Trust; (ii) DWS Templeton Foreign Value VIP, a series of Variable Series II, into DWS International VIP, a series of the Trust; and (iii) DWS Mercury Large Cap Core VIP, a series of Variable Series II, into DWS Growth & Income VIP, a series of the Trust (collectively, the “Funds”), all in accordance with the terms of the form of the separate Agreements and Plans of Reorganization with Deutsche Investment Management Americas, Inc. included in the Registration Statement (the “Agreements”).

We have examined the Trust’s Amended and Restated Declaration of Trust, as amended from time to time (the “Declaration of Trust”), as certified by an officer of the Trust and the Trust’s By-Laws, as amended from time to time, as certified by an officer of the Trust and are familiar with the actions taken by the Trust’s Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1.	DWS Variable Series I is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts, and is authorized to issue an unlimited number of its shares of beneficial interest.

2.	The Shares have been duly authorized and, when issued in accordance with the Agreements, will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and permits notice of such disclaimer to be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP